SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to__________

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

HARDINGE INC
(Name of Issuer of the securities held pursuant to the Plan)

0-15760
(Commission File Number)

One Hardinge Drive Elmira, NY 14902
(Address of principal executive offices) (Zip code)

Registrant's telephone number including area code: (607) 378-4276

HARDINGE INC. RETIREMENT PLAN

HARDINGE INC.
RETIREMENT PLAN

Financial Statements as of
December 31, 2006 and 2005
Together with
Report of Independent Registered
Public Accounting Firm

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of the
Hardinge Inc. Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Hardinge Inc. Retirement Plan (the Plan) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We also have audited the adjustments to the 2005 financial statements to retrospectively adopt FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,* as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2005 financial statements of the Plan other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statements taken as a whole.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the change in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Corporate Crossings
171 Sully's Trail
Pittsford, NY 14534-4557
p (585) 381-1000
f (585) 381-3131

ROCHESTER • BUFFALO
PERRY • GENEVA •
SYRACUSE

www.bonadio.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) - December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

Bonadio + Co., LLP

Pittsford, New York
June 27, 2007

147 West Gray Street
Suite 210
P.O. Box 178
Elmira, NY 14902
Phone 607 / 734-4183
Fax 607 / 733-3815
www.mengelmetzgerbarr.com

Mengel Metzger Barr MMB & Co. LLP
Certified Public Accountants

Additional Offices / Ithaca, New York / Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Advisory Committee
Hardinge Inc. Retirement Plan

We have audited, before the effects of the change in financial reporting described in Note 2, the statement of net assets available for benefits of the Hardinge Inc. Retirement Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended (the 2005 financial statements before the effects of the adjustments discussed in Note 2 are not presented herein). The 2005 financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above, before the effects of the change in financial reporting described in Note 2, present fairly, in all material respects, the net assets available for benefits of the Hardinge Inc. Retirement Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the change in financial reporting described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such change is appropriate and has been properly applied. That change was audited by Bonadio & Co., LLP.

Mengel, Metzger, Barr & Co. LLP

Elmira, New York
May 12, 2006

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
INVESTMENTS, at fair value:		
Cash and cash equivalents	$ 291,391	$ 331,658
Common collective trust	6,849,918	7,444,085
Hardinge Inc. common stock	4,621,841	6,471,705
Mutual funds	23,763,198	19,161,223
	35,526,348	33,408,671
Participant loans	694,042	719,553
Total investments	36,220,390	34,128,224
RECEIVABLES:		
Accrued income	1,424	1,162
Employer contributions	98,118	23,013
Participant contributions	13,748	-
Total receivables	113,290	24,175
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	36,333,680	34,152,399
ADJUSTMENT TO CONTRACT VALUE FROM FAIR VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	65,915	98,170
NET ASSETS AVAILABLE FOR BENEFITS	$ 36,399,595	$ 34,250,569

The accompanying notes are an integral part of these statements.

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:		
Investment income -		
Interest and dividends	$ 1,167,842	$ 718,993
Net appreciation in fair value of investments	1,344,150	2,213,206
Participant loan interest	45,972	39,753
Total investment income	2,557,964	2,971,952
Contributions -		
Employer	114,681	26,089
Participant	1,731,019	1,651,857
Rollover	14,752	101,860
Other	550	23,465
Total contributions	1,861,002	1,803,271
Total additions	4,418,966	4,775,223
DEDUCTIONS:		
Benefits paid to participants	(2,243,334)	(2,677,355)
Other	(26,606)	(4,295)
Total deductions	(2,269,940)	(2,681,650)
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	2,149,026	2,093,573
NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	34,250,569	32,156,996
NET ASSETS AVAILABLE FOR BENEFITS - end of year	$ 36,399,595	$ 34,250,569

The accompanying notes are an integral part of these statements.

1. DESCRIPTION OF THE PLAN

The following brief description of the Hardinge Inc. Retirement Plan (the Plan), formerly the Hardinge Inc. Savings Plan, provides only general information. Participants should refer to the Plan and associated Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible domestic employees of Hardinge Inc, (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All employees are eligible to begin salary deferrals upon employment. Employees hired before March 1, 2004 are not currently eligible for employer matching or non-elective contributions. Employees hired on or after March 1, 2004 are eligible to receive employer matching and non-elective contributions as of the January 1 or July 1 following the completion of one year of service, which includes at least 1,000 hours of service.

Vesting

Participants are immediately vested in all salary deferrals and employer matching contributions and earnings thereon. Vesting in employer non-elective contributions is based on years of vesting service. Participants vest 20% each year after the second year of vesting service and are fully vested after six years.

Contributions

Participants may make voluntary pre-tax contributions in the form of salary reductions up to 100% of their annual compensation, as defined, subject to certain limitations under the terms of the Plan and Internal Revenue Code (IRC).

The Company matches 25% of the voluntary contributions made by an eligible participant hired on or after March 1, 2004, up to 4% of the participant's current compensation, as defined, for a maximum potential 1% plan sponsor contribution. Additionally, the Company makes a non-elective contribution of 4% of the participant's compensation, as defined, for all eligible participants hired on or after March 1, 2004.

Participant Loans

Loans may be made to participants for a minimum of $1,000 and a maximum of $50,000, but no more than 50% of the participant's employee deferral and rollover balances. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates at the time of the loan as determined by the Plan's Loan Committee. Principal and interest is paid through payroll deductions over a term of five years, except loans used to purchase a participant's principal residence, which may be repaid over a time determined to be reasonable by the Plan's Loan Committee, but no longer than ten years.

1. DESCRIPTION OF THE PLAN (Continued)

Benefit Payments

Upon termination of service, a participant may elect to leave his or her funds in the plan, receive a lump-sum amount equal to the value of the account, or rollover their funds into another plan in accordance with Plan provisions.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value, using quoted market values of the investments on the last business day of the plan year. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Where quoted market values are not available, marketable securities are valued at the most recent sales, trade, or current bid price. The common stock of Hardinge Inc. is stated at the last reported sales price on the last business day of the plan year at December 31, 2006 and 2005. Participant loans are valued at their outstanding balance which approximates fair value. The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Purchases, sales, and interest income are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits.

Cash and Cash Equivalents

Cash and cash equivalents consist of a money market fund. The money market fund is not federally insured. The Plan has not experienced any losses in this account and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Administrative Expenses
The Company has elected to pay certain administrative expenses of the Plan and, if not paid by the Company, these will be paid by the Plan.

Benefit Payments
Benefit payments are recorded when paid.

Forfeitures
Forfeitures of employer non-elective contributions are used to reduce future employer contributions. There were no forfeitures used to reduce employer contributions in either 2006 or 2005.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

3. INVESTMENTS

The following investments represented 5% or more of the Plan's net assets available for benefits at December 31, 2006 and December 31, 2005:

	2006	2005
Vanguard 500 Index Inv Fund	$ 7,539,126	$ 7,034,782
Vanguard Retirement Savings Trust	6,849,918	7,444,085
Hardinge Inc. Common Stock	4,621,841	6,471,705
Vanguard Target Retirement 2015	2,660,582	1,808,488
Vanguard Int'l Growth Fund	2,609,837	2,089,009
Vanguard Wellington Inv Fund	2,417,550	1,980,031
Other investments, individually less than 5%	8,827,494	6,580,571
	$ 35,526,348	$ 33,408,671

See Note 4 for detail of above investments that are nonparticipant-directed.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) as follows:

	2006	2005
Hardinge Inc. common stock	$ (745,350)	$ 1,521,479
Mutual funds	2,089,500	691,727
	$ 1,344,150	$ 2,213,206

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The following provides information about the net assets and the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments.

	December 31,	
	2006	2005
Net assets:		
Hardinge Inc. common stock	$ -	$ 2,538,302
Mutual funds	-	277,519
	$ -	$ 2,815,821

	Year ended December 31,	
	2006	2005
Change in net assets:		
Earnings	$ -	$ 1,052,083
Transfer to participant-directed investments	(2,815,821)	(2,494,494)
Vested shares paid and cash withdrawals	-	(227,111)
Other	-	(4,194)
	$ (2,815,821)	$ (1,673,716)

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2000 that the Plan and related trust are designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions set forth by ERISA. In the event of Plan termination, all participants will become 100% vested in their accounts and their accounts will be paid to them as provided by the plan document.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2006	2005
Net assets available for benefits per the financial statements	$ 36,399,595	$ 34,250,569
Deemed distributions of participant loans	(511)	(1,968)
Net assets available for benefits per the Form 5500	$ 36,399,084	$ 34,248,601

The following is a reconciliation of total deductions per the financial statements to Form 5500 for the year ended December 31:

	2006	2005
Total deductions per the financial statements	$ 2,269,940	$ 2,681,650
Add: Deemed distributions of particular loans	(1,457)	1,968
Less: Rounding	-	(3)
Total expenses per the Form 5500	$ 2,268,483	$ 2,683,615

Certain deemed distributions of participant loans are recorded as expenses on the Form 5500, but are participant loans for financial statement purposes.

8. PARTY-IN-INTEREST TRANSACTIONS

Vanguard Fiduciary Trust Company (Vanguard) and Chemung Canal Trust Company (Chemung) are the trustees of the Plan. The Company is the Plan sponsor. As such, transactions between Vanguard, Chemung, and the Company and the Plan qualify as party-in-interest transactions. Additionally, participant loans are party-in-interest transactions.

HARDINGE INC. RETIREMENT PLAN

SUPPLEMENTAL SCHEDULE

HARDINGE INC. RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER 16-0470200
PLAN NUMBER 002
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
	CASH AND CASH EQUIVALENTS			
	Federated Prime Obligation Fund	Money Market Fund (291,291 units)	$ -	$ 291,391
	COMMON COLLECTIVE TRUST:			
*	Vanguard Retirement Savings Trust	Common Collective Trust (6,915,833 units)	-	6,849,918
	HARDINGE INC. COMMON STOCK:			
*	Hardinge Inc.	3,916 shares of common stock	-	58,975
*	Hardinge Stock Fund	261,632 units	-	4,562,866
			-	4,621,841
	MUTUAL FUNDS:			
	Brandywine Fund	Mutual Fund (1,884 units)	-	64,598
	Royce Total Return Fund	Mutual Fund (4,137 units)	-	56,310
	T. Rowe Equity Income Advisor Fund	Mutual Fund (13,360 units)	-	394,110
	Turner Mid Cap Growth Fund	Mutual Fund (51,723 units)	-	1,510,838
*	Vanguard 500 Index Inv Fund	Mutual Fund (57,731 units)	-	7,539,126
*	Vanguard Explorer Fund	Mutual Fund (3,951 units)	-	295,208
*	Vanguard Growth Equity Fund	Mutual Fund (23,886 units)	-	264,176
*	Vanguard Int'l Growth Fund	Mutual Fund (109,381 units)	-	2,609,837
*	Vanguard Mid-Cap Index Fund	Mutual Fund (14,239 units)	-	281,643
*	Vanguard Selected Value Fund	Mutual Fund (18,371 units)	-	387,445
*	Vanguard Sm-Cap Index Inv Fund	Mutual Fund (53,357 units)	-	1,740,492
*	Vanguard Tgt Retirement 2005	Mutual Fund (29,116 units)	-	333,965
*	Vanguard Tgt Retirement 2015	Mutual Fund (213,530 units)	-	2,660,582
*	Vanguard Tgt Retirement 2025	Mutual Fund (54,888 units)	-	715,735
*	Vanguard Tgt Retirement 2035	Mutual Fund (40,474 units)	-	561,381
*	Vanguard Tgt Retirement 2045	Mutual Fund (10,187 units)	-	145,884
*	Vanguard Target Retirement Inc Fund	Mutual Fund (386 units)	-	4,135
*	Vanguard Total Bond Mkt Index Fund	Mutual Fund (133,552 units)	-	1,334,190
*	Vanguard Total Int'l Stock Idx Fund	Mutual Fund (21,554 units)	-	380,859
*	Vanguard Wellington Inv Fund	Mutual Fund (74,547 units)	-	2,417,550
*	Vanguard Index Trust 500 Fund	Mutual Fund (499 units)	-	65,134
			-	23,763,198
	PARTICIPANT LOANS:			
*	Participant loans	Interest Rate Range 5.0% - 10.5%	-	694,042
			$ -	$ 36,220,390

* Denotes party-in-interest

** Cost omitted as these investments are participant directed

The accompanying notes are an integral part of this schedule.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of
Hardinge Inc. Retirement Plan:

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-65049) pertaining to the Hardinge Inc. Retirement Plan of our report dated June 27, 2007 with respect to the financial statements and supplemental schedules of the Hardinge Inc. Retirement Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2006.

Bonadio & Co., LLP

Pittsford, New York
June 27, 2007

147 West Gray Street
Suite 210
P.O. Box 178
Elmira, NY 14902
Phone 607 / 734-4183
Fax 607 / 733-3815
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co LLP
Certified Public Accountants

Additional Offices / Ithaca, New York / Rochester, New York

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Advisory Committee
Hardinge Inc. Retirement Plan

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-65049) pertaining to the Hardinge Inc. Retirement Plan of our report dated May 12, 2006, relating to the statement of net assets available for benefits of the Hardinge Inc. Retirement Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended (before the effects of the change in financial reporting discussed in Note 2), included in the Annual Report (Form 11-K) for the year ended December 31, 2006.

Mengel, Metzger, Barr & Co. LLP

Elmira, New York
June 28, 2007

EXHIBIT 99.1

CERTIFICATION

In connection with the Form 11-K of the Hardinge Inc. Retirement Plan (the "Registrant") for the year ending December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Douglas C. Tifft, Plan Committee Member of the registrant, and J. Patrick Ervin, Chairman of the Board, President and Chief Executive Officer, Hardinge Inc. and Plan Committee Member, hereby certify, solely for the purpose of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of their knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Douglas C. Tifft

Douglas C. Tifft

Senior Vice President of Administration
of Hardinge Inc., Issuer of the securities held
pursuant to the Plan
and Plan Committee Member
June 28, 2007

J. Patrick Ervin

J. Patrick Ervin

Chairman of the Board, President and
Chief Executive Officer of Hardinge Inc.,
Issuer of the securities held pursuant to the Plan
and Plan Committee Member
June 28, 2007

SIGNATURES

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

June 28, 2007
Date

By: Douglas C. Tifft
Douglas C. Tifft
Member
Hardinge Inc. Retirement Plan Committee

June 28, 2007
Date

By: J. Patrick Ervin
J. Patrick Ervin
Member
Hardinge Inc. Retirement Plan Committee

END